UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at December 8, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 8, 2004
Print the name and title of the signing officer under his signature.
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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

GIBRALTAR COPPER CONCENTRATE SHIPPED FROM PORT

December 8, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) is pleased to announce that another milestone has been reached in the resumption of operations at the Gibraltar Mine, with approximately 8000 tonnes of copper concentrate ship loaded on December 4 at the Vancouver Wharves facility in North Vancouver, British Columbia, on route to a smelter in Asia. The Company has received a provisional payment of US$5.49 million for this initial shipment, which represents 90% of the estimated value less treatment and refining charges. Based on the results of independent analysis by SGS Canada Inc., this shipment has an average copper grade of 28.16%, containing an estimated 4,335,000 pounds of payable copper.

Operations at the mine have been underway since October 2004. To the end of November, approximately 12,000 tonnes of copper concentrate have been produced. The copper circuit is now operating at the planned production capacity of 10,000 tonnes of concentrate per month. Upgrades to the molybdenum processing circuit are also nearing completion, with production slated for early December. The planned output of 78,000 pounds of molybdenum in concentrate per month should be achieved by the end of January 2005, adding to the total revenue of the mine.

The 35,000 tonnes per day open pit Gibraltar Mine is located near Williams Lake in south-central British Columbia. Under the current plan, the mine and mill complex will produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum in concentrate annually.

Taseko acquired the Gibraltar Mine in mid-1999 and maintained the operation for five years until pre-production work began earlier this year. The current operation is a joint venture between Gibraltar Mines Ltd. ("Gibraltar"), a wholly-owned subsidiary company of Taseko, and Ledcor Mining Ltd. ("Ledcor"). Ledcor provided substantial lease financing to acquire essential new mining equipment, and also operates the mine. The joint venture employs more than 220 people at the mine, making a significant contribution to the economy of the Williams Lake area.

Gibraltar was recently acknowledged for work completed to improve the sustainability of the operation. The Gibraltar Mine and the Cariboo Regional District received the award in the "Strengthening Communities" category by the Fraser Basin Council for the partnership established to construct a regional landfill at the site. The landfill, located in an area where mining has been completed, has now been in operation for over a year.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release. The American Stock Exchange has neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.